Exhibit 4.1

Companies (Jersey) Law 1991

Number of certificate	Number of shares

AMCOR PLC

This is to certify that [Name of shareholder] of [address of shareholder] is the registered holder of [Number of Shares] Ordinary shares of USD0.01 being fully paid in the above-named company, subject to the memorandum and articles of association of the company.

Director	Secretary